SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of August, 2003
                                          ------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP PLC REPORTS RESULTS FOR SIX MONTHS
                                -------------------------------------------
                                ENDED JUNE 30, 2003
                                -------------------

                          AMVESCAP PLC Reports Results
                       for Six months Ended JUNE 30, 2003

London, August 1, 2003 - AMVESCAP reported that profit before tax, goodwill amortization and exceptional items for the six months ended June 30, 2003 amounted to (pound)110.9 million ($183.0 million) compared to (pound)192.5 million ($292.6 million) for the six months of 2002. Diluted earnings per share before goodwill amortization and exceptional items amounted to 9.6p (2002:
16.2p). Revenues totaled (pound)552.6 million ($911.8 million) in the first half of 2003 compared to (pound)746.7 million ($1,135.0 million) in 2002. (NYSE:
AVZ).

--------------------------------------------------------------------------------

                                                                       Results for Six Months Ended
                                                           2003                2002              2003++            2002++
                                                  --------------     --------------      --------------   ---------------
Revenues                                           (pound)552.6m      (pound)746.7m             $911.8m         $1,135.0m
Profit before tax, goodwill amortization
   and exceptional items                           (pound)110.9m      (pound)192.5m             $183.0m           $292.6m
Earnings per share before goodwill
   amortization and exceptional items:
   --basic                                                  9.6p              16.5p              $0.32+            $0.50+
   --diluted                                                9.6p              16.2p              $0.32+            $0.49+
Earnings per share before goodwill
   amortization:
   --basic                                                  4.6p              14.7p              $0.15+            $0.45+
   --diluted                                                4.6p              14.4p              $0.15+            $0.44+
Dividends per share                                         5.0p               5.0p              $0.17+            $0.15+

+  Per American Depositary Share, equivalent to 2 ordinary shares.
++ For the convenience of the reader, pounds sterling for the period ended June
   30, 2003 have been translated to US dollars using $1.65 per (pound)1.00 (2002: $1.52 per (pound)1.00).

"AMVESCAP's results during the second quarter benefited from both recovering global equity markets and our continued focus on operating expense management," said Mr. Charles W. Brady, Executive Chairman. "Investment performance is improving, and the successful integration of our U.S. retail mutual fund distribution capabilities enhances our competitive position. Expense control efforts have resulted in a 20% reduction in our quarterly operating expense level from the second quarter of 2002 and we expect to exceed substantially our expense reduction target."

Profit before tax, goodwill amortization and exceptional items for the three months ended June 30, 2003 amounted to (pound)62.4 million ($103.0 million) compared to (pound)95.1 million ($144.6 million) in the 2002 second quarter and (pound)48.5 million ($76.6 million) in the first quarter of the current year. Diluted earnings per share before goodwill amortization and exceptional items amounted to 5.4p (2002: 8.0p) for the three months ended June 30, 2003, a decrease of 33% over the corresponding period of 2002 and an increase of 29% over the 4.2p reported in the first quarter of 2003. Revenues for the three months ended June 30, 2003 amounted to (pound)281.8 million ($465.0 million) compared to (pound)368.9 million ($560.7 million) from the prior year's quarter.

The Company recorded an exceptional charge of (pound)62.1 million in the second quarter of 2003 for further expected costs relating to internal reorganizations and restructuring programs, primarily relating to the changes in the US retail organization and distribution structure. This charge amounts to (pound)39.7 million after tax or 4.9p per share.

Funds under management totaled $347.6 billion ((pound)210.7 billion) at June 30, 2003, compared to $332.6 billion at December 31, 2002. Approximately 51% of the total funds under management were invested in equity securities and 49% were invested in fixed income and other securities at June 30, 2003. Equity securities were invested in the following disciplines at June 30, 2003: 39% in growth, 40% in core and 21% in value styles (March 31, 2003: 35% in growth, 38% in core and 27% in value styles). Institutional money market funds, included above, amounted to $55.5 billion at June 30, 2003 compared to $57.0 billion at December 31, 2002.

Average funds under management for the six months ended June 30, 2003 were $329.9 billion, compared to $389.1 billion for the first half of 2002. Average institutional money market fund levels totaled $52.6 billion for the first half of 2003. Average funds under management during the second quarter were $335.8 billion compared to $324.0 billion for the preceding quarter and $385.9 billion for the second quarter of 2002.

Earnings before interest, taxes, depreciation, amortization and exceptional items (EBITDA) reached (pound)172.4 million ($284.5 million) and (pound)94.6 million ($156.1 million) for the six months and second quarter ended June 30, 2003. Net debt at June 30, 2003 amounted to (pound)625.7 million compared to (pound)652.4 million at December 31, 2002.

The Board has declared an interim dividend of 5.0p per share (2002: 5.0p). The interim dividend will be paid on October 3, 2003 to shareholders on the register on August 15, 2003. The ex-dividend date for the dividend will be August 13, 2003.

As previously announced, Diane Price Baker has been elected a non-executive member of the AMVESCAP PLC Board of Directors. Additionally, the Board has named James I. Robertson, John D. Rogers and Mark H. Williamson as executive vice presidents of AMVESCAP PLC.

"Diane Baker adds another experienced, independent member to our Board," commented Mr. Brady. "James Robertson, John Rogers and Mark Williamson have been given additional titles at the group level in recognition of their responsibility along with our other corporate officers in the shaping and execution of AMVESCAP's overall business strategy."

Effective January 1, 2003, the Company realigned several business units under the AIM and INVESCO brands. A I M Distributors, Inc. became the distributor for INVESCO's US retail funds effective July 1, 2003. Also, the funds' Boards of Directors/Trustees have approved the reorganization of 14 INVESCO funds and six AIM funds. The reorganizations are expected to be completed in November 2003, pending shareholder approval. These changes create a unified distribution system that will simplify the US retail business by providing financial consultants and shareholders with additional investment choices through a single distribution source.

The AIM group reported revenues of (pound)309.6 million during the first six months of 2003, a decrease of (pound)131.1 million over the prior year due to volatility in the capital markets, a shift in assets under management from equities to fixed income, and net redemptions in the US business. This business group has reduced operating expenses by (pound)67.1 million and headcount by 558 people over the prior year levels. These reductions have resulted in only a slight decline in operating profit margin, even though operating profits have declined from (pound)185.4 million in 2002 to (pound)121.5 million in the 2003 period.

The AIM group generated approximately $14.1 billion of gross sales in the first half of 2003 and experienced net redemptions of $2.7 billion during the period, including $800 million of net redemptions in the second quarter of the current year. The Canadian retail business gained $100 million in net sales in the six months ended June 30, 2003. Funds under management amounted to $172.6 billion at June 30, 2003, including $55.5 billion relating to institutional money market funds.

The INVESCO US group reported revenues of (pound)83.7 million and operating profits of (pound)19.6 million in the first half of 2003. Operating profits have declined by (pound)4.3 million over the prior year due to a 20% decline in revenue levels caused largely by capital market declines, offset by a 21% drop in expenses resulting from continued emphasis on cost controls. The operating profit margin for this business was 23.4% for the 2003 period, compared to 22.8% for the prior year. This group generated $9.4 billion in gross sales during the first half of 2003 and net new business of $100 million. Funds under management amounted to $109.6 billion at June 30, 2003.

INVESCO UK's revenues amounted to (pound)82.5 million for the first half of 2003, a decrease of (pound)26.4 million from the prior year due to lower funds under management. Operating expenses declined (pound)12.5 million over the prior year due to a 262 headcount reduction coupled with other expense savings. Operating profits totaled (pound)8.1 million for the first half of 2003, compared with (pound)21.9 from the prior year. This business generated $9.3 billion in gross sales and $200 million in net sales during the period. Funds under management were $34.1 billion at June 30, 2003, an increase of $100 million from the end of 2002.

INVESCO Europe/Asia's revenues amounted to (pound)35.7 million for the first half of 2003, compared to (pound)43.8 million in the prior year. Operating profits have declined by (pound)2.8 million for the first half of 2003 due primarily to lower revenue levels. Funds under management were $22.2 billion at June 30, 2003, an increase of $1.1 billion during the year.

Private Wealth Management and AMVESCAP Retirement's revenues amounted to (pound)41.0 million during the six months ended June 30, 2003. We continue to develop the infrastructure of this group to build a sound platform for growth and market penetration. The Private Wealth Management group acquired Whitehall Asset Management for (pound)13.5 million in February 2003, adding $1.1 billion in funds under management. AMVESCAP Retirement had $24.7 billion in assets under administration at June 30, 2003, a 9% increase in the six month period, including $413 million of net new sales. This group services 617,403 plan participants at June 30, 2003, compared to 624,000 participants at the end of 2002.

"While a quarter is not sufficient time to establish a certain turn in the markets, I am encouraged by positive signs in the capital markets and increasing stability in the general economic and political environment," added Mr. Brady. "AMVESCAP's more efficient operating platform improves our ability both to weather any future market volatility and to profit from continuing market recovery."

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in over 100 countries. The Company is listed on the London, New York, Paris and Toronto stock exchanges with the symbol "AVZ."

Members of the investment community and general public are invited to a live webcast presentation of AMVESCAP's interim financial results today, Friday, August 1, 2003 at 9:30 a.m. EDT (2:30 p.m. BST), by logging on to the webcast at www.amvescap.com or by dialing into a conference call at one of the following numbers: 1-800-399-0115 for US callers or 706-643-0929 for international callers. A replay of the presentation will be archived at www.amvescap.com. The presentation slides that will be reviewed during the conference call are available on AMVESCAP's Web site at www.amvescap.com.

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)

                                                Six Months Ended June 30,
                                             ---------------------------------
                                                  2003              2002
                                             --------------    ---------------
Revenues                                    (pound)552,594     (pound)746,685
Expenses:
     Operating                                    (418,723)          (533,722)
     Exceptional                                   (62,094)           (20,067)
     Goodwill amortization                         (74,838)           (73,688)
                                             --------------    ---------------
Operating profit                                    (3,061)            119,208
Investment income                                     3,499              6,812
Interest expense                                   (26,435)           (27,241)
                                             --------------    ---------------
Profit before taxation                             (25,997)             98,779
Taxation                                           (11,592)           (53,066)
                                             --------------    ---------------
Profit after taxation                              (37,589)             45,713
Dividends                                          (40,835)           (42,359)
                                             --------------    ---------------
Retained profit for the period              (pound)(78,424)       (pound)3,354
                                             ==============    ===============

Earnings per share before
   goodwill amortization and
   exceptional items:
   ---basic                                            9.6p              16.5p
   ---diluted                                          9.6p              16.2p
                                             --------------    ---------------
Earnings per share:
   ---basic                                           -4.7p               5.6p
   ---diluted                                         -4.7p               5.5p
                                             --------------    ---------------
Average shares outstanding:
   ---basic                                         803,844            812,210
   ---diluted                                       805,953            827,314
                                             --------------    ---------------

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)

                                             Three Months Ended June 30,
                                         -------------------------------------
                                               2003                 2002
                                         -----------------     ---------------
Revenues                                    (pound)281,796      (pound)368,936
Expenses:
     Operating                                   (207,142)           (260,821)
     Exceptional                                  (62,094)            (20,067)
     Goodwill amortization                        (37,492)            (36,851)
                                         -----------------     ---------------
Operating profit                                  (24,932)              51,197
                                                     2,011                 159
Interest expense                                  (14,225)            (13,203)
                                         -----------------     ---------------
Profit before taxation                            (37,146)              38,153
Taxation                                             3,247            (23,243)
                                         -----------------     ---------------
Profit after taxation                             (33,899)              14,910
Dividends                                         (40,835)            (42,359)
                                         -----------------     ---------------
Retained profit for the period             (pound)(74,734)     (pound)(27,449)
                                         =================     ===============

Earnings per share before
   goodwill amortization and
   exceptional items:
   ---basic                                           5.4p                8.1p
   ---diluted                                         5.4p                8.0p
                                         -----------------     ---------------
Earnings per share:
   ---basic                                          -4.2p                1.8p
   ---diluted                                        -4.2p                1.8p
                                         -----------------     ---------------
Average shares outstanding:
   ---basic                                        803,120             812,528
   ---diluted                                      805,865             824,323
                                         -----------------     ---------------

                                  AMVESCAP PLC
                               Group Balance Sheet
                                 (in thousands)

                                        June 30, 2003          Dec 31, 2002
                                    -------------------  ---------------------
Fixed assets
  Goodwill                             (pound)2,464,908       (pound)2,542,306
  Investments                                   238,401                248,408
  Tangible assets                               185,592                197,060
                                    -------------------  ---------------------
                                              2,888,901              2,987,774
Currents assets
  Debtors                                       915,053                725,547
  Investments                                    73,258                 69,195
  Cash                                          307,052                355,111
                                    -------------------  ---------------------
                                              1,295,363              1,149,853

Current liabilities
  Current maturities of long-term debt         (72,389)              (222,089)
  Creditors                                 (1,096,394)              (917,216)
                                    -------------------  ---------------------
                                            (1,168,783)            (1,139,305)

Net current assets                              126,580                 10,548
                                    -------------------  ---------------------

Total assets less current liabilities         3,015,481              2,998,322

Long-term debt                                (688,100)              (595,600)
Provisions for liabilities and charges         (94,934)              (119,234)
                                    -------------------  ---------------------
Net assets                             (pound)2,232,447       (pound)2,283,488
                                    ===================  =====================


Capital and reserves
  Called up share capital                (pound)198,652         (pound)198,614
  Share premium account                         619,592                619,250
  Exchangeable shares                           383,105                383,105
  Profit and loss account                       530,874                609,298
  Other reserves                                500,224                473,221
                                    -------------------  ---------------------
Shareholders' funds, equity interests  (pound)2,232,447       (pound)2,283,488
                                    ===================  =====================

                                  AMVESCAP plc
                            Group Cash Flow Statement
                                 (in thousands)

                                                  Six Months Ended June 30,
                                          --------------------------------------
                                                  2003                  2002
                                          ------------------     ---------------
Operating profit                              (pound)(3,061)      (pound)119,208
Amortization and depreciation                        109,884             105,238
Change in debtors, creditors and other                38,731               4,014
                                            ----------------     ---------------
Net cash inflow from operating activities            145,554             228,460
                                            ----------------     ---------------
Interest paid, net of investment income             (21,277)            (14,523)
Taxation                                            (60,949)            (63,244)
Capital expenditures, net of sales                  (15,986)            (13,709)
Net disposal/(purchase) of fixed asset investments     5,654            (61,305)
Acquisitions and disposals                          (10,635)                  --
Dividends paid                                      (52,978)            (54,646)
Net repayment of debt                               (31,756)             (7,110)
Change in bank overdraft                             (5,196)             (9,645)
Foreign exchange in cash and cash equivalents          (490)             (9,021)
                                           ------------------     --------------
Decrease in cash and cash equivalents        (pound)(48,059)      (pound)(4,743)
                                           ==================     ==============

                                  AMVESCAP PLC
                              Segmental Information
                                 (in thousands)

                                    Six Months Ended June 30, 2003

                                                                        Oper.
                           Revenues             Expenses              Profit*
                        ---------------   -------------------     --------------
 AIM
       US                (pound)239,708      (pound)(150,944)     (pound)88,764
       Canada                    69,909              (37,221)            32,688
                        ---------------   -------------------     --------------
                                309,617             (188,165)           121,452
                        ---------------   -------------------     --------------

 INVESCO
       US                        83,703              (64,149)            19,554
       UK                        82,515              (74,368)             8,147
       Europe/Asia               35,734              (37,551)           (1,817)
                        ---------------   -------------------     --------------
                                201,952             (176,068)            25,884
                        ---------------   -------------------     --------------

Private Wealth/Retirement        41,025              (41,867)             (842)
Corporate                           -                (12,623)          (12,623)
                        ---------------   -------------------     --------------
                         (pound)552,594      (pound)(418,723)    (pound)133,871
                       ================   ===================     ==============


                                    Six Months Ended June 30, 2002

                                                                        Oper.
                           Revenues             Expenses              Profit*
                        ---------------   -------------------     --------------
AIM
       US                (pound)358,466      (pound)(215,203)    (pound)143,263
       Canada                    82,217              (40,058)            42,159
                        ---------------   -------------------     --------------
                                440,683             (255,261)           185,422
                        ---------------   -------------------     --------------

INVESCO

       US                       104,721              (80,838)            23,883
       UK                       108,850              (86,947)            21,903
       Europe/Asia               43,753              (42,806)               947
                        ---------------   -------------------     --------------
                                257,324             (210,591)            46,733
                        ---------------   -------------------     --------------

Private Wealth/Retirement        48,678              (51,714)           (3,036)

Corporate                             -              (16,156)          (16,156)
                        ---------------   -------------------     --------------
                         (pound)746,685      (pound)(533,722)    (pound)212,963
                        ===============   ===================     ==============
         *before goodwill amortization and exceptional items
Note: The segmental information has been revised from previous presentations to reflect the US INVESCO retail business with AIM. Previous presentations included this business with the INVESCO US business.

                                      Notes

1. The taxation charge is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from US operations.

2. Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the period.

                                                                                2003
                                                                                ----
                                                        Profit after           Number of
                                                          taxation              shares              Per share
                                                         (pound)'000            '000                 amount
                                                      ------------------  --------------------  ----------------
     Basic earnings per share                                  (37,589)               803,844             -4.7p
     Dilutive effect of options                                      --                 2,109
                                                      ------------------  --------------------  ----------------
     Diluted earnings per share                                (37,589)               805,953             -4.7p
                                                      ==================  ====================  ================

                                                                                2002
                                                                                ----
                                                        Profit after           Number of
                                                          taxation              shares              Per share
                                                         (pound)'000            '000                 amount
                                                      ------------------  --------------------  ----------------
     Basic earnings per share                                    45,713               812,210              5.6p
     Dilutive effect of options                                      --                15,104
                                                      ------------------  --------------------  ----------------
     Diluted earnings per share                                  45,713               827,314              5.5p
                                                      ==================  ====================  ================


     Profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year-by-year performance of the business; therefore, the calculation below is presented on that basis.


                                                                                2003
                                                                                ----
                                                        Profit before
                                                          goodwill
                                                        amortization
                                                             and
                                                      exceptional items     Number of shares       Per share
                                                         (pound)'000             '000                amount
                                                      ------------------  --------------------  ----------------
     Basic earnings per share                                    76,989               803,844              9.6p
                                                                                                ================
     Dilutive effect of options                                      --                 2,109
                                                      ------------------  --------------------
     Diluted earnings per share                                  76,989               805,953              9.6p
                                                      ==================  ====================  ================


                                                                                2002
                                                        Profit before
                                                          goodwill
                                                        amortization
                                                             and           Number of shares
                                                        exceptionals                               Per share
                                                            (pound)'000                '000          amount
                                                      ------------------  --------------------  ----------------
     Basic earnings per share                                   133,619               812,210             16.5p
                                                                                                ================
     Dilutive effect of options                                      --                15,104
                                                      ------------------  --------------------
     Diluted earnings per share                                 133,619               827,314             16.2p
                                                      ==================  ====================  ================



3. The consolidated profit and loss includes exceptional charges in 2003 and 2002 as follows:

   (pound)'000                                              2003           2002
   -----------                                              ----           ----
   Redundancy                                              31,054         14,381
   US Retail reorganization                                12,183             --
   Lease costs                                              9,620          1,803
   Acquisitions                                             2,326             --
   Project costs & other                                    6,911          3,883
                                                      --------------------------
   Total exceptional items                                 62,094         20,067
                                                      --------------------------
   Total exceptional items net of tax                      39,740         14,218
                                                      ==========================


4. Whitehall Asset Management was acquired for (pound)13.5 million in February, 2003. The transaction was accounted for as an acquisition and results have been included from the date of purchase.

                    Independent Review Report to AMVESCAP PLC


Introduction
We have been instructed by AMVESCAP PLC to review the financial information for the three and six month periods both ending June 30, 2003 which comprises the Group Profit and Loss Accounts, Group Balance Sheet, Group Cash Flow Statement, Segmental Information and the related notes 1 to 4. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three and six month periods both ending June 30, 2003.

Ernst & Young LLP
London August 1, 2003

                                  AMVESCAP PLC
                             Funds Under Management
                                  (in billions)


                                                 AIM                            INVESCO
                                         ----------------------   -------------------------------------
                                Total        US         Canada        US           UK       Europe/Asia       PWM
                             ----------- -----------  ----------  -----------  ----------  ------------  ----------
Dec 31, 2002                      $332.6      $144.1        $22.0      $103.5        $34.0        $21.1        $7.9

Market gains/(loss)                 16.7         8.5          0.2         4.3          2.4          0.8         0.5
Net new /(lost) business           (4.5)       (2.8)          0.1         0.1          0.2        (1.6)       (0.5)
Change in money                    (4.5)       (4.0)           --          --        (0.5)           --          --
   market funds
Transfers                             --         1.4           --         1.7        (3.1)           --          --
Acquisitions                         1.1          --           --          --           --           --         1.1
Foreign currency                     6.2          --          3.1          --          1.1          1.9         0.1
                             ----------- -----------  ----------- ------------ ----------- ------------  ----------
June 30, 2003                     $347.6      $147.2        $25.4      $109.6        $34.1        $22.2        $9.1
                             =========== ===========  =========== ============ =========== ============  ==========
June 30, 2003 +             (pound)210.7 (pound)89.2  (pound)15.4 (pound)66.4  (pound)20.7  (pound)13.5  (pound)5.5
                             =========== ===========  =========== ===========  =========== ============  ==========

+ Translated at $1.65 per (pound)1.00.

Note 1: AMVESCAP Retirement has $24.7 billion in assets under administration as of June 30, 2003, compared to $22.7 billion as of December 31, 2002.

Note 2: The INVESCO Funds Group funds under management are reflected with AIM US in this analysis. Previous presentations included these amounts with the INVESCO US business.

                                  AMVESCAP PLC
                   Reconciliation to US Accounting Principles
                                 (in thousands)

                                                Six Months Ended June 30,
                                       -----------------------------------------
                                                2003                  2002
                                       --------------------  -------------------
Net profit under UK GAAP                    (pound)(37,589)        (pound)45,713
US GAAP Adjustments:
        Acquisition accounting                       69,445               68,055
        Redundancy and reorganizations               39,112               12,794
        Taxation                                   (12,375)              (8,845)
        Other                                         (717)                1,642
                                       --------------------  -------------------
Net income under US GAAP                      (pound)57,876       (pound)119,359
                                       ====================  ===================

Earnings per share:
        --basic                                        7.2p                14.7p
        --diluted                                      7.2p                14.4p

                                       --------------------  -------------------
                                            June 30, 2003         Dec 31, 2002
                                       --------------------  -------------------
Shareholders' funds under UK GAAP          (pound)2,232,447     (pound)2,283,488
US GAAP Adjustments:
        Acquisition accounting                    1,069,264            1,034,168
        Redundancy and reorganizations               51,073               11,961
        Treasury stock                            (167,621)            (162,104)
        Dividends                                    40,512               52,656
        Other                                      (13,584)             (11,934)
                                       --------------------  -------------------
Shareholders' equity under US GAAP         (pound)3,212,091     (pound)3,208,235
                                       ====================  ===================

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 1 August, 2003                 By   /s/  MICHAEL S. PERMAN
     ---------------                      --------------------------
                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary